# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Guaranty Bancshares, Inc., CIK 0001058867
CUSIP: 400764106
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 16475 Dallas Parkway, Suite 600, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000890566-99-000186
Filed by CIK 0001079557

## Reporting persons
- Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401K Provisions: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 887,936; sole dispositive power 0; shared dispositive power 887,936; aggregate amount beneficially owned 887,936 (7.8% of the class)
  Comment: The shares in row (6) consist of shares allocated to the accounts of KSOP participants. These allocated shares are voted in accordance with the written instructions of the individual KSOP participants on all matters requiring the vote of shareholders of Guaranty Bancshares, Inc. The percentage in row (11) is based on 11,431,568 shares outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Guaranty Bancshares, Inc.
Address of issuer's principal executive offices: 16475 Dallas Parkway, Suite 600Addison, Texas 75001

## Item 2. Person Filing
Name of person filing: Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401K Provisions (the KSOP)
Address of principal business office or, if none, residence: 16475 Dallas Parkway, Suite 600, Addison, Texas 75001
Citizenship: Texas, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 887,936
Percent of class: 7.8
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 887,936
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 887,936

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Upon distribution, the participants in the KSOP have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of common stock of Guaranty Bancshares, Inc. that were allocated to their accounts in the KSOP.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401K Provisions: /s/ Carl Johnson, Jr., Carl Johnson, Jr., Chairman (02/14/2025)